Aug. 9, 2011
Jay Williamson
Division of Corporation Finance
John Reynolds
Ass.Director
United States
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

RE:	Cheval Resources Corporation
Registration Statement on Form S-1/A
File No. 333-172954 Request for Automatic Withdrawel of S-1/A Registration filed 8-8-2011 Accession Number: 0001079974-11-000543

Dear Mr.Williamson

Cheval Resources Corporation. hereby requests an automatic withdrawal of the above referenced filing.  The Company's Edgar Filing Agent contacted us yesterday morning and explained that her computer had some sort of technical problem which resulted in mistakenly submitting the Request for Acceleration as an amendment to an S-1 registration statement rather than correspondence.  We respectfully request that this erroneous filing be withdrawn from the SEC database.

Very truly yours,

s/ Rory O'Dare
Rory O'Dare
President
Cheval Resources Corporation